UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
Commission File Number 001-04192
KHD Humboldt Wedag International Ltd.
(formerly MFC Bancorp Ltd.)
8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — ☐

FORWARD-LOOKING STATEMENTS
The statements in this report that are not based on historical facts are called “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out in reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time and include: (i) general economic and business conditions, including changes in interest rates; (ii) prices and other economic conditions; (iii) natural phenomena; (iv) actions by government authorities, including changes in government regulation; (v) uncertainties associated with legal proceedings; (vi) technological development; (vii) future decisions by management in response to changing conditions; (viii) our ability to execute prospective business plans; and (ix) misjudgments in the course of preparing forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
2005 SECOND QUARTER REPORT
LETTER TO SHAREHOLDERS
Dear Shareholders,
We are pleased to enclose the results of KHD Humboldt Wedag International Ltd. (the “Company”) for the period ended September 30, 2005. As a result of the acquisitions in 2004, we currently have two reportable business segments: (1) industrial and engineering services and (2) financial services. All dollar amount in this letter are US dollars.
For the nine months of 2005, total revenues increased to $628.2 million from $388.7 million in the previous year nine-month period. Net income for the nine months of 2005 increased to $24.5 million, or $1.79 per share on a diluted basis, from $23.2 million, or $1.69 per share on a diluted basis in the prior year. Total expenses for the nine months increased to $596.9 million, compared to $363.7 million in the previous year.
Revenues for the third quarter ended September 30, 2005 increased to $200.1 million, compared to $154.9 million in the third quarter of 2004. Net income for the 2005 third quarter was $5.2 million, or $0.38 per share on a diluted basis, compared to $5.7 million, or $0.42 per share on a diluted basis in the same quarter last year. Total expenses for the third quarter of 2005 increased to $194.0 million, compared to $149.6 million in the same quarter last year.
The following table is a summary of selected financial information concerning the Company for the periods indicated:

	Nine Months Ended
	September 30, 2005	September 30, 2004
	(US dollars in thousands,	(US dollars in thousands,
(Unaudited)	except per share amounts)	except per share amounts)
Revenues	$628,212	$388,692
Net income	24,525	23,191
Net income per share
Basic	1.80	1.72
Diluted	1.79	1.69

	Three Months Ended
	September 30, 2005	September 30, 2004
	(US dollars in thousands,	(US dollars in thousands,
(Unaudited)	except per share amounts)	except per share amounts)
Revenues	$200,083	$154,852
Net income	5,175	5,735
Net income per share
Basic	0.38	0.42
Diluted	0.38	0.42

Liquidity
In the third quarter, we continued to achieve strong liquidity and healthy financial ratios. As September 30, 2005, our book value was $17.59 per share, working capital $182.5 million, total assets of $507.7 million and our long-term debt to equity ratio of 0.04 to 1. We also have lines of credit in the amounts of $145.9 million for financial services and $66.3 million for industrial and engineering services.

	September 30, 2005	December 31, 2004
	(US dollars in thousands,	(US dollars in thousands,
	except per share amount	except per share amount
(Unaudited)	and ratios)	and ratios)
Cash and cash equivalents	$172,763	$179,231
Short-term securities	17,921	17,542
Working capital	182,475	182,652
Total assets	507,737	501,579
Long-term debt, less current portion	9,590	11,950
Shareholders’ equity	239,749	223,849
Book value per share	17.59	16.49
Current ratio	1.86	1.88
Long-term debt to equity ratio	0.04	0.05
Segment Information
Effective from April 2004, the Company operates in two reportable business segments: industrial and engineering services, and financial services. The segments are managed separately because each business requires different production and marketing strategies.

Summarized financial information concerning the segments is shown in the following table:

	NINE MONTHS ENDED				NINE MONTHS ENDED
	SEPTEMBER 30, 2005				SEPTEMBER 30, 2004
	(US DOLLARS IN THOUSANDS)				(US DOLLARS IN THOUSANDS)
	INDUSTRIAL				INDUSTRIAL
	AND	FINANCIAL			AND	FINANCIAL
(UNAUDITED)	ENGINEERING	SERVICES	CORPORATE	TOTAL	ENGINEERING	SERVICES	CORPORATE	TOTAL
REVENUES FROM EXTERNAL CUSTOMERS	$235,354	$390,008	$2,850	$628,212	$106,921	$281,636	$135	$388,692

INTER-SEGMENT REVENUES	174	902	167	1,243	41	350	358	749

INTEREST EXPENSE EXTERNAL	2,431	3,106	126	5,663	1,972	2,067	251	4,290

INTEREST EXPENSE INTER-SEGMENT	177	77	530	784	44	198	389	631

INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	18,166	13,989	(816)	31,339	9,982	19,525	(4,509)	24,998
Order Intake and Backlog
The improving trend in these key performance markers we have observed over the last 18 to 24 months has continued through the third quarter.
Order Intake for the fiscal year 2004 was $325 million. Through the third quarter of fiscal year 2005, Order Intake was $310 million, compared to $280 million for the same period last year.
Backlog at the end of fiscal year 2004 stood at $257 million and increased to $345 million at the close of the third quarter 2005, compared to $270 million at the same period last year.
There are several noteworthy characteristics of the Order Intake and Backlog. Only two of the orders received this year were in excess of $35 million. This demonstrates the strategic shift in the company’s policy of minimizing risk by focusing on core business, i.e. equipment design and supply contracts as opposed to turn-key contracts. Furthermore, the geographic origin of the orders is also significant. Through the third quarter of this year, as compared to this same point in time in 2004, Order Intake in Asia has increased from $33 million to $112 million; in North America from $6 million to $59 million.
Order Intake is defined as the total of all orders which are received during the respective period, while Order Backlog is defined as the amount of orders received but not yet fulfilled (for easy comparison, all amounts were translated from € to $ at 1.3536, the exchange rate prevailing on December 31, 2004).

Summary breakdown of Order Backlog as of September 30, 2005:

Project	Project location	Subject
Kerman Momtazan	Middle East	New production line 3.300 t/d
Mazandaran Ex. / Upg.	Middle East	Extension line 3,300 t/d
Yanbu ZM3	Middle East	New cement mill
Yanbu Kiln	Middle East	Upgrading to 8.500 t/d
Delijan	Middle East	Cement plant 3,300 t/d
Sarooj Isfahan	Middle East	Cement plant 2,000 t/d
Zaveh Torbat	Middle East	Cement production line 3,500 t/d
Sichuan Ya Dong	Asia	Cement production line 4,200 t/d
Jiangxi 3	Asia	Cement production line 4,200 t/d
Sichuan Klinkermahl	Asia	Clinker grinding plant with rollerpress 20.170/180
Illinois	USA	Construction and Equipment
J P Himachal	Asia	New Kiln Line 10 000 t/d without Cc
Chettinad	Asia	Cement grinding plant + rollerpress 10-140/110
Grasim Dadri	Asia	Roller Press
J P Himachal Grinding	Asia	Cement grinding plant with rollerpress (3 Line)
Myhome Cement	Asia	New Kiln Line
Shree Cement	Asia	Clinker grinding plant with rollerpress
CNSAL	Middle East	Capacity increase from 2000 to 3800 t/d
Mordow 2	Russia	Kiln line
Mordow Schlammentw	Russia	Sludge Drainage System
Sterlitamak Service	Russia	4x Pneuflots
Guandi	Asia	Service contract
Tangkou	Asia	1 Batac
Guandi 2	Asia	2 Romjigs
Dafeshi	Asia	2 Romjigs
Snim	Mauritania	Rollerpress
Listwjashnaja	Russia	Coal Plant
Argyle (ADM)	Australia	New tyre set
Bushan	Asia	Coal washery plant
Nurkasgan	Kazakhstan	2 Rollerpresses
The geographic breakdown of 2005 Order Intake may be summarized as 36% from Asia; 23% from North America; 25% from the Middle East and the balance primarily from Russia and Europe. This distribution demonstrates that KHD, while capitalizing on an expanding market, is also increasing market share in the worlds most dynamic economies.
Recent Developments
Milestone Project
Over the years KHD Humboldt Wedag has successfully met a diverse set of customer requirements. Many of the facilities built by KHD have set milestones in the construction of cement plants and equipment world wide. Earlier this year, KHD met another milestone when Jaiprakash Associates Limited of New Delhi, formerly Jaypee Cement Limited, awarded KHD the contract for the engineering and supply of a new 10,000 tonnes per day clinker plant in the environmentally sensitive Baga/Malokar region of India. This project, known as Himachal Pradesh, is a major step for the Indian cement industry, the client and the KHD Group.
The kiln line will be India’s largest clinker production plant, one of the largest kiln lines in the world and the confirmation of the outstanding position of the KHD Group as a supplier of kiln lines of any capacity. Further, the KHD design will encompass features enabling the plant to accommodate a wide range of secondary fuels as well as increasing the heat supplied by these fuels from 15% to 40%. Five months after being awarded this most prestigious project, the client chose KHD’s grinding technologies over competing technologies and awarded KHD three clinker grinding plants.
Revitalizing “Dormant” Product Lines
The Company is also re-visiting some of its older technologies in an effort to seek a very cost-effective re-entry into markets it had abandoned for a variety of reasons while under prior ownership. A recent example of the merits of this strategy lies with the Hammer Crusher. For many years, the KHD Hammer Crusher was a successful product, albeit just a part of a crushing process. KHD had abandoned development efforts for this product. During that period other firms developed complete crushing process technologies. One such firm, Hazemag of Germany, became very successful. However, a portion of the market has material characteristics requiring a hammer crusher. For these opportunities, Hazemag was at a disadvantage to its competitors.
Hazemag and KHD have entered into an agreement wherein KHD provides all its designs to Hazemag and Hazemag invests substantial R & D to the Hammer Crusher to incorporate latest technologies. The new and improved Hammer Crusher design then becomes part of the Hazemag product line and Hazemag markets the crusher either as an individual component or as part of their system. KHD retains the right to manufacture the crusher plus receive a royalty. These opportunities for market share will come to KHD without further investment requirements. KHD is exploring analogous opportunities with other dated products such as magnetic separators.
Expanding Low Cost Platforms
KHD Humboldt Wedag has chosen Asia as the platform through which the majority of increased capacity requirements will be met. Over the past twelve months the staff has increased by 35%. To prudently prepare for the continued explosive growth of low-cost platforms, KHD has retained the services of world class management consultants to evaluate current capacity and capability and to upgrade existing technology transfer and training programs. They will make recommendations on how to most expeditiously grow this company in both capacity and skill sets. The Company is fully committed to making Asia a cornerstone of its future.
Emphasizing Global Risk Control
The Company is also in the process of implementing a new, modern, formal and extensive global risk program on an international scale. New procedures have been developed and formalized with the assistance of external consultants and the Company is now actively recruiting a Global Head of Risk.

New Joint Venture in Russia
The Russian cement market holds great potential and the Company has successfully been active in this market for decades through its representative office in Moscow. The acquisition of ZAB in Dessau shortly after reunification in Germany provided KHD with a Russian educated work force to service that market. This market is now expanding dramatically for additional capacity and also to replace existing capacity with more energy efficient and environmentally compliant facilities.
To enhance our ability to capitalize on this expanding market, KHD has established a formal joint venture with Rusoprom. Through the joint venture’s operating company, KHD will be able to directly contract in country for detail design and fabrication of its industrial plant equipment. KHD will also be able to explore potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.
Recent Commercialization of R & D Project
Research and development efforts recently culminated in the commercialization of KHD’s newest product, the PYROFLOOR® clinker cooler. The new cooler design was introduced at the industry’s IEEE meeting in Kansas City. This was followed by a demonstration of the first machine at KHD’s facilities in Cologne prior to its delivery to a client in Russia for operation. The new cooler introduces a combination of proven technologies, such as walking floors and cross flow cooling, enhanced by patented self regulating aeration valves, elimination of cast parts and almost no wear surfaces. The cooler has been designed on a modular basis and is therefore economically adaptable to a broad range of plant sizes. The new cooler design has many advantages over the traditional designs including reduced height requirements, minimal installation time and costs, high thermal efficiency, minimal wear and reduced maintenance. The first unit is currently being installed at a new plant in Russia.
Financial Services
The financial services segment, which includes commodities trading and merchant banking, is being aligned to compliment the industrial and engineering segment and is performing at an acceptable level.
Additional Stock Listing
The Company is undertaking the process get its common shares listing on an Asian stock exchange. We will update shareholders with our progress.
Currencies
The ever-changing value of currencies is always a major concern to international companies. We report our financial statements in Canadian dollars and report our results to our shareholders in United States dollars, while the majority of our business is conducted in Euros, Swiss francs and United States dollars. The world currencies have experienced a wide fluctuation in recent years, which had significant impact on our financial statements. From December 31, 2004 to September 30, 2005, relative to the Canadian dollar, the United States dollar, Swiss franc and Euro depreciated by 3.5%, 14.6% and 14.1%, respectively. We reported a translation adjustment loss of $18.2 million in the nine months ended September 30, 2005, which was included under the shareholders’ equity section on our consolidated balance sheet. This non-cash loss does not affect our operating results.
Taxation
The Company has minimized its overall taxation exposure in the past. We are presently restructuring many of our subsidiaries so as to bring them into line with our overall tax planning. We anticipate, on a cash basis, to pay minimal tax, if any, in 2005
Geographic and Market Diversification by Acquisition
The Company recognizes the need to diversify its customer base both geographically and market-wise, i.e., beyond the cement industry. Consequently, KHD is actively seeking strategically significant acquisition and/or partnership opportunities in the engineering market, particularly in the coal and minerals industries.
Respectfully submitted,
Michael J. Smith
President

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
(November 14, 2005)
The following discussion and analysis of our financial condition and results of operations for the nine-month period ended September 30, 2005 and the two years ended December 31, 2004 and 2003 (as contained in our 2004 and 2003 annual reports) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our financial statements to US GAAP, see Note 23 to the consolidated financial statements in our 2004 annual report.
Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the United States Securities Exchange Act of 1934, as amended. Certain information is also presented in Euro (“€”), the legal tender used by the majority of the European Union member states.
We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2004 and 2003 have been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 6, 2005.
Nature of Business
We operate in two business segments: industrial and engineering services and financial services.
Our industrial and engineering services segment focuses on services for the cement, coal and minerals processing industries. We provide these services through the KHD Humboldt Wedag Group of Companies. Founded in 1856, we are a world leader in supplying technologies, equipment and engineering services for cement, coal and minerals processing. We design and build plants that produce clinker, cement, clean coal, and minerals such as copper, gold or diamonds. Headquartered in Cologne, Germany, we have in excess of 900 employees worldwide, and have operations in India, China, Russia, the Middle East, Australia, South Africa and the United States.
Our financial services segment focuses on merchant banking. We provide specialized banking and corporate finance services and advice internationally, including consultancy on corporate strategy and structure, mergers and acquisitions and capital raising. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank SA. Our merchant banking activities include a trading group focused on trading commodities and natural resources. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.

Effective November 1, 2005, we changed our name to KHD Humboldt Wedag International Ltd. to reflect our focus on the expansion of our industrial and engineering services business. We will now deploy our excess capital and proceeds from the sale of redundant assets to enhance the growth of KHD Humboldt Wedag, and will pursue an active acquisition program to acquire other companies which will compliment its operations and allow for greater diversity.
Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial and engineering services, banks, broker-dealers and investment dealers, along with other sources such as insurance companies, other companies offering financial services and other trade and finance companies. For a comprehensive description of the risks that may affect our business, refer to our annual reports on Form 20-F filed with the Securities and Exchange Commission from time to time.
Results of Operations
Summary of Quarterly Results
The following tables provide selected financial information for the most recent eight quarters:

	September 30,	June 30,	March 31,	December 31,
	2005	2005	2005	2004
(Unaudited)	(Dollars in thousands, except per share amount)
Revenues	$232,316	$284,951	$212,149	$206,497
Expenses	225,277	260,862	206,889	199,677
Net income	6,008	16,484	5,984	7,640
Diluted earnings per share	0.44	1.20	0.44	0.56

	September 30,	June 30,	March 31,	December 31,
	2004	2004	2004	2003
(Unaudited)	(Dollars in thousands, except per share amount)
Revenues	$195,717	$181,221	$114,329	$126,756
Expenses	189,116	167,539	103,017	102,465
Net income	7,248	10,962	11,101	23,050
Diluted earnings per share	0.53	0.80	0.81	1.65
Nine-Month Period Ended September 30, 2005 Compared to Nine-Month Period Ended September 30, 2004
In the nine-month period ended September 30, 2005, our revenues increased to $729.4 million from $491.3 million in the nine-month period ended September 30, 2004. Our revenues in the current period included an $9.5 million gain on sales of subsidiaries. The increase in revenue in the current period was primarily a result of acquisitions of KHD Humboldt Wedag Group and certain subsidiaries on and after March 31, 2004 and increased trading.

In the nine-month period ended September 30, 2005, our expenses increased to $693.0 million from $459.7 million in the nine-month period ended September 30, 2004, primarily as a result of the continued increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004. For the nine-month period ended September 30, 2005, financial services expenses increased to $407.8 million from $301.1 million for the nine-month period ended September 30, 2004. Industrial and engineering services expenses increased to $218.6 million for the nine-month period ended September 30, 2005 from $105.5 million for the nine-month period ended September 30, 2004. General and administrative expenses increased to $60.1 million for the nine-month period ended September 30, 2005 from $47.6 million for the nine-month period ended September 30, 2004. The general and administrative expenses were net of foreign currency transaction gains of $2.9 million and $2.4 million in the nine-months ended September 30, 2005 and 2004, respectively. The increases in financial services, industrial and engineering services, and general and administrative expenses related primarily to the increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004.
In the nine-month period ended September 30, 2005, our net income was $28.5 million, or $2.09 per share on a basic basis ($2.08 per share on a diluted basis), compared to $29.3 million, or $2.17 per share on a basic basis ($2.14 per share on a diluted basis), for the nine-month period ended September 30, 2004.
Three-Month Period Ended September 30, 2005 Compared to Three-Month Period Ended September 30, 2004
In the three-month period ended September 30, 2005, our revenues increased to $232.3 million from $195.7 million in the three-month period ended September 30, 2004. Our revenues in the quarter included an $1.1 million gain on sales of subsidiaries. The increase of revenue in the quarter is primarily a result of increased trading. In the three-month period ended September 30, 2005, our expenses increased to $225.3 million from $189.1 million in the three-month period ended September 30, 2004, primarily as a result of the continued increase in the volume of our trading activities. For the three-month period ended September 30, 2005, financial services expenses increased to $105.3 million from $97.5 million for the three-month period ended September 30, 2004. Industrial and engineering services expenses increased to $102.5 million for the three-month period ended September 30, 2005 from $69.2 million for the three-month period ended September 30, 2004. General and administrative expenses decreased to $15.4 million for the three-month period ended September 30, 2005 from $20.0 million for the three-month period ended September 30, 2004. The general and administrative expenses included foreign currency transaction gains of $2.1 million and $0.7 million in the three-months ended September 30, 2005 and 2004, respectively. The increases in financial service and industrial and engineering services expenses related primarily to the increase in the volume of our trading activities.
In the three-month period ended September 30, 2005, our net income was $6.0 million, or $0.44 per share on a basic basis ($0.44 per share on a diluted basis), from $7.2 million, or $0.53 per share on a basic basis ($0.53 per share on a diluted basis), for the three-month period ended September 30, 2004.

Liquidity and Capital Resources
The following table is a summary of selected financial information concerning the Company for the periods indicated:

	September 30, 2005
	(Dollars in thousands)	December 31, 2004
	(Unaudited)	(Dollars in thousands)
Cash and cash equivalents	$200,595	$215,722
Short-term securities	20,808	21,113
Working capital	211,872	219,837
Total assets	589,532	603,699
Long-term debt, less current portion	11,135	14,383
Shareholders’ equity	278,372	269,421
We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.
As at September 30, 2005, our total assets decreased to $589.5 million from $603.7 million as at December 31, 2004, primarily as a result of disposition of subsidiaries. As at September 30, 2005, our cash and cash equivalents decreased to $200.6 million. At December 31, 2004, our cash and cash equivalents were $215.7 million, compared to $145.5 million at December 31, 2003. As at September 30, 2005, we had short-term securities of $20.8 million, compared to $21.1 million as at December 31, 2004. As at September 30, 2005, our long-term debt, less current portion, was $11.1 million, compared to $14.4 million as at December 31, 2004.
As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.
At December 31, 2004, we had 27 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €119 million, $7.7 million of which was drawn and outstanding. At September 30, 2005, we had 22 separate credit lines and facilities with an aggregate credit available of €121.0 million, and $39.5 million was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.
As at December 31, 2004, other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial and engineering business, we have debt maturities of $8.2 million in 2005 and $7.7 million in 2006. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial and engineering business, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our consolidated financial statements included in our 2004 annual report.
In connection with our industrial and engineering business, we have credit facilities of €55 million (€35 million as at December 31, 2004) with banks which issue contractual-related bonds. The credit lines are secured by KHD Humboldt Wedag’s interest in its subsidiaries, intellectual property rights, intercompany and trade receivables, rent receivables, inventories and a mortgage.
As at September 30, 2005, performance bonds of approximately €40.0 million (€32.2 million as at December 31, 2004) lines had been issued under the credit lines and there were no claims against KHD Humboldt Wedag under these performance bonds.
Operating Activities
In 2004, changes in securities provided cash of $10.9 million, compared to $7.0 million in 2003. An increase in restricted cash used $8.1 million in 2004. A decrease in receivables provided cash of $18.3 million in 2004, compared to $9.5 million in 2003. Of which, a decrease in commodity receivables provided cash of $11.8 million in 2004, compared to an increase in the same using cash of $4.1 million in 2003. An increase in inventories used cash of $1.2 million in 2004. An increase in commodity investments used cash of $11.5 million in 2004, compared to a decrease in commodity investments providing cash of $1.1 million in 2003. An increase in real estate held for sale used cash of $71,000 in 2004, compared to a decrease in the same providing cash of $1.1 million in 2003. An increase in accounts payable and accrued expenses provided cash of $25.5 million in 2004, compared to a decrease in same using cash of $2.6 million in 2003. Operating activities provided cash of $60.2 million in 2004, compared to $37.4 million in 2003. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. During the nine-month period ended September 30, 2005, operating activities provided cash of $35.7 million, compared to $34.7 million in the comparative period in 2004.
Investing Activities
In 2004, a net increase in loans used cash of $9.8 million, compared to a net decrease in loans providing cash of $52.4 million in 2003. The net purchases of long-term securities used cash of $5.1 million in 2004, compared to net sales of long-term securities providing cash of $4.8 million in 2003. In 2004, purchases of subsidiaries, net of cash acquired, provided cash of $31.1 million, compared to using cash of $0.8 million in 2003. Investing activities provided cash of $14.2 million in 2004, compared to cash of $64.9 million provided in 2003. During the nine-month period ended September 30, 2005, $5.6 million cash was used, primarily as a result of an increase in our loan portfolio.
Financing Activities
Net debt repayments used cash of $14.9 million in 2004, compared to $25.1 million in 2003. In 2004, a net increase in deposits provided cash of $23.8 million, compared to a net decrease in deposits using cash of $13.5 million in 2003. The net repurchase of common shares in 2004 used cash of $10.1 million, compared to cash of $9.7 million in 2003. Net cash provided in financing activities was $0.3 million in 2004, compared to net cash used in financing activities of $48.3 million in 2003. During the nine-month period ended September 30, 2005, $21.8 million was used, primarily from our loan repayments and a reduction in our deposits liabilities.
We had no material commitments to acquire assets or operating businesses at December 31, 2004 and September 30, 2005. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As a substantial amount of our revenues are received in Euros, US dollars and Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for Euros, US dollars and Swiss francs during that period.
Based upon the year average exchange rates in 2004, the Canadian dollar decreased by approximately 0.6% in value against the Swiss franc, 2.1% in value against the Euro but increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro but increased by 7.4% against the U.S. dollar since December 31, 2003. As at September 30, 2005, the Canadian dollar increased by approximately 3.7%, 16.4% and 17.1% in value against the US dollar, the Euro and the Swiss franc since December 31, 2004.
In the year ended December 31, 2004, we reported approximately a net $4.9 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at December 31, 2004 was $12.2 million, compared to a loss $17.1 million at December 31, 2003. Our foreign exchange translation loss was $20.7 million in the nine-month period ended September 30, 2005, which increased our cumulative foreign exchange translation loss to $32.9 million as at September 30, 2005.
We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At September 30, 2005, December 31, 2004 and 2003, we did not hold any forward foreign exchange contracts for our own account. For more information, see our 2004 annual report, Item 11, “Quantitative and Qualitative Disclosures About Market Risk - Derivative Instruments.”
Derivative Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our 2004 annual report, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our 2004 annual report.
Revenue Recognition
The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not know until the contract is completed and the billing is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.
Merchant banking revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.
Provisions for Assets Held for Sale
We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity investments, inventories and real estate held for sale.
Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
Commodities investment consist primarily of metals and plastics. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.
We also have real estate held for sale. We are actively marketing the real estate. When the management makes estimate on the fair value of the real estate, we usually take into consideration the recent land sales in the neighborhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary.
Allowance for Credit Losses
Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
We review our loan portfolio and receivables on a regular basis. Specific provisions are established on a loan-by-loan or receivable basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors:
- repayment history of the borrower;

- overall financial position and results of the borrower;

- the nature and quality of collateral and guarantee;

- business plan and outlook of the borrower;

- secondary market value of the loan and the collateral; and

- our business plan or strategy to divest or restructure the debt.

A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. A market risk provision may be made based on the macro-economic factors which are specific to a particular region or industry and the micro-economic factors which are specific to a particular borrower. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
Goodwill Impairment
A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment:
- a significant adverse change in legal factors or in the business climate;

- an adverse action or assessment by a regulator;

- unanticipated competition;

- loss of key personnel;

- a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of;

- the testing for write-down or impairment of a significant asset group within a reporting unit; or

- the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.
Valuation of Securities
Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.
When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.
A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our portfolio position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:
- trend of the quoted market price and trading volume;

- financial position and results for a period of years;

- liquidity or going concern problems of the investee;

- changes in or reorganization of the investee and/or its future business plan;

- outlook of the investee’s industry;

- the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

- our business plan and strategy to divest the security or to restructure the investee.
Warranty Costs
We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.
Pension Benefits
Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variable may have significant impact on the estimate of the pension liability.
Under the German laws, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.
Changes in Accounting Policies including Initial Adoption
For the new Canadian accounting standards, please refer to Note 1 to the consolidated financial statements in our 2004 annual report.

Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Contractual Obligations

	Payments Due by Period
	(Canadian dollars in thousands)
Contractual Obligations as	Less than	2 – 3	4 - 5	More than
at December 31, 2004	1 Year	Years	Years	5 Years
Long-term debt obligations(1)	$8,173	$7,657	$6,726	$—

Capital lease obligations(1)	52	50	17	—

Operating lease obligations	2,710	7,491	2,863	580

Purchase obligations	72,265 (2)	—	—	—

Other long-term liabilities reflected on the Company’s balance sheet under GAAP	—	—	—	—

Total	$83,200	$15,198	$9,606	$580

(1)	Principal amounts only.

(2)	Including $65.0 million on purchases for industrial and engineering contracts and $6.0 million in zinc purchases.
There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2004) during the nine-month period ended September 30, 2005 that are outside the ordinary course of our business, except for the sale of a subsidiary in June, 2005. Had the subsidiary been disposed of as at December 31, 2004, capital lease obligations, operating lease obligations and purchase obligations would have been reduced by $2,318, $119 and $5,996 (all in thousands), respectively, in the above table.
Transactions with Related Parties
During the current nine-month period ended September 30, 2005, we incurred transactions with affiliates in the normal course of our operations. We earned fees from affiliated entities amounting to $2.6 million, earned interest income of $88,000 and recognized $2.2 million in sales to affiliates. We purchased commodities of $36.6 million from affiliates and paid $34,000 in interest to affiliates. We earned dividends of $3.7 million pursuant to a royalty interest from an affiliate and had an accrued dividend receivable of $150,000 from the affiliate as of September 30, 2005. We sold a wholly-owned subsidiary to an equity-method investee, realizing a gain of $8.5 million. In a series of transactions, we sold a 60% controlled subsidiary for amounts to be settled in the future, contingent upon completion of other transactions. The documentation of the sale of the subsidiary has been completed and the legal ownership has been passed. The purchaser became a related party after we acquired an equity interest in this company. We also recovered $0.6 million as expense reimbursement from an equity method investee.
As at September 30, 2005, we had receivables of $20.7 million due from affiliates and payables of $3.2 million due to affiliates. We had $10.6 million loans receivable due from affiliates and $5.7 million deposits by affiliates. We also had $19.9 million investment in and advances to equity method investees, and $1.5 million and $10.5 million current and long-term investments, respectively, in other affiliates.
Proposed Transactions
None.
Outstanding Share Data
Our shares are quoted for trading on the NASDAQ National Market System under the symbol “KHDH”. As at September 30, 2005, the share capital of the Company is as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	13,629,935(1)

(1)	Based on our consolidated financial statements. The book record shows 15,202,058 common shares issued and outstanding as at September 30, 2005, which does not include 939,749 common shares owned by two wholly-owed subsidiaries and 407,499 common shares repurchased, but not yet cancelled, during the year ended December 31, 2004, but includes 1,572,123 common shares owned by a wholly-owned subsidiary. On our consolidated financial statements, these 1,572,123 common shares have been eliminated, resulting in an outstanding number of 13,629,935.
As at September 30, 2005, the Company has the following bonds, options and warrants outstanding:

Exercise/Conversion
Type	Amount/Number	Price	Expiry Date
4.4% Convertible Unsecured Subordinated	Principal amount of	See footnote (2)	December 31, 2009
Bonds	€2,523,184(1)

Options	Nil	Nil	Nil

Warrants	Nil	Nil	Nil

(1)	This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)	The Bonds are convertible into common shares of the Company as follows: (i) €18.23 if the Bonds are converted after June 30, 2005 but on or before June 30, 2006, (ii) €19.14 if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (iii) €20.09 if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (iv) €21.10 if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (v) €22.15 if the Bonds are converted after June 30, 2009.
Additional Information
The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
UNAUDITED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2005.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at September 30, 2005 and the related consolidated statements of earnings, retained earnings and cash flows for the nine- and three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.
The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
CONSOLIDATED BALANCE SHEETS
(Canadian Dollars in Thousands)

	September 30	December 31
	2005	2004
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$200,595	$215,722
Restricted cash	11,884	16,496
Securities	20,808	21,113
Loans	8,264	9,816
Receivables, commodities transactions	34,665	32,959
Receivables, industrial and engineering services	38,863	31,449
Receivables	30,566	33,718
Commodity investments	41,558	25,775
Inventories	10,100	11,019
Real estate held for sale	33,654	42,924
Future income tax assets	8,167	8,021
Contract deposits, prepaid and other	18,513	21,819

Total current assets	457,637	470,831

Non-current Assets
Securities	11,176	9,858
Loans	19,593	17,049
Property, plant and equipment	15,086	22,108
Resource property	34,813	35,341
Goodwill	15,440	20,445
Future income tax assets	15,851	9,577
Equity method investments	19,936	18,490

Total non-current assets	131,895	132,868

	$589,532	$603,699

	September 30	December 31
	2005	2004
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$142,663	$160,012
Notes payable, commodities transactions	39,462	7,700
Notes payable, industrial and engineering services	4,190	10,671
Long-term debt, current portion	10,053	8,173
Deposits	20,859	46,523
Provision for warranty costs	13,792	11,641
Future income tax liability	14,746	6,274

Total current liabilities	245,765	250,994

Long-term Liabilities
Long-term debt, less current portion	11,135	14,383
Pension liabilities	31,785	36,792
Provision for warranty costs	1,617	1,559
Other long-term liabilities	530	1,240

Total long-term liabilities	45,067	53,974

Total liabilities	290,832	304,968

Minority Interests	20,328	29,310

Shareholders’ Equity
Common stock	72,704	71,512
Equity component of convertible debt	146	146
Retained earnings	238,437	209,961
Cumulative translation adjustment	(32,915)	(12,198)

Total shareholders’ equity	278,372	269,421

	$589,532	$603,699

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Nine Months Ended September 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2005	2004
Revenue
Financial services revenue	$456,147	$356,130
Industrial and engineering services	273,269	135,137

	729,416	491,267

Expenses
Financial services	407,757	301,134
Industrial and engineering services	218,620	105,527
General and administrative	60,076	47,589
Interest	6,575	5,422

	693,028	459,672

Income from operations before income taxes and minority interests	36,388	31,595
(Provision for) recovery of income taxes	(2,818)	1,855

	33,570	33,450
Minority interests	(5,094)	(4,139)

Net income	28,476	29,311
Retained earnings, beginning of period	209,961	173,674
Post acquisition income of purchased subsidiaries	—	330

Retained earnings, end of period	$238,437	$203,315

Earnings per share
Basic	$2.09	$2.17

Diluted	$2.08	$2.14

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended September 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2005	2004
Revenue
Financial services revenue	$116,313	$111,133
Industrial and engineering services	116,003	84,584

	232,316	195,717

Expenses
Financial services	105,343	97,526
Industrial and engineering services	102,502	69,232
General and administrative	15,351	20,007
Interest	2,081	2,351

	225,277	189,116

Income from operations before income taxes and minority interests	7,039	6,601
Recovery of income taxes	437	2,453

	7,476	9,054
Minority interests	(1,468)	(1,806)

Net income	6,008	7,248
Retained earnings, beginning of period	232,429	196,067

Retained earnings, end of period	$238,437	$203,315

Earnings per share
Basic	$0.44	$0.53

Diluted	$0.44	$0.53

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
CONSOLIDATED STATEMENT OF CASH FLOWS
For Nine Months Ended September 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands)

	2005	2004
Operating activities:
Net income	$28,476	$29,311
Adjustments for:
Amortization and depreciation	3,303	6,620
Gain on debt extinguishments	(3,170)	—
Equity income on equity method investments	(1,339)	(1,466)
Gain on disposition of subsidiaries	(9,486)	—
Minority interests	5,094	4,139
Changes in current assets and liabilities
Restricted cash	2,563	(13,909)
Securities	(2,211)	10,053
Receivables	(11,522)	(32,158)
Commodity receivables	(23,127)	(30,873)
Commodity investments	(37,546)	(9,434)
Notes payable, commodities transactions	37,898	30,489
Inventories	(340)	(3,547)
Real estate held for sale	3,764	369
Accounts payable and accrued expenses	40,326	50,021
Provision for warranty costs	4,540	2,389
Future income taxes	(130)	(3,041)
Contract deposits, prepaid and other	(64)	338
Other	(1,292)	(4,571)

	35,737	34,730

Investing activities:
Net increase in loans	(6,066)	(7,725)
Purchases of long-term investments	(68)	(2,183)
Proceeds from sales of assets	17	609
Purchases of capital assets	(2,941)	(2,321)
Sales (purchases) of subsidiaries, net of cash (disposed) acquired	136	35,062
Capital into joint ventures, less distributions	3,263	1,460
Other	20	(285)

	(5,639)	24,617

Financing activities:
Net increase (decrease) in deposits	(18,649)	9,294
Borrowings	8,605	6,230
Debt repayments	(11,716)	(16,161)
Issuance of shares (repurchase of shares), net	(34)	—
Other	(16)	(114)

	(21,810)	(751)
Exchange rate effect on cash and cash equivalents	(23,415)	(4,426)

Net change in cash	(15,127)	54,170
Cash and cash equivalents, opening balance	215,722	145,452

Cash and cash equivalents, ending balance	$200,595	$199,622

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
CONSOLIDATED STATEMENT OF CASH FLOWS
For Three Months Ended September 30, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands)

	2005	2004
Operating activities:
Net income	$6,008	$7,248
Adjustments for:
Amortization and depreciation	991	2,908
Equity income on equity method investments	(472)	(367)
Gain on disposition of subsidiaries	(1,093)	—
Minority interests	1,468	1,806
Changes in current assets and liabilities
Restricted cash	5,935	(10,362)
Securities	(455)	899
Receivables	9,519	(35,912)
Commodity receivables	(5,666)	8,326
Commodity investments	(17,803)	(1,387)
Notes payable, commodities transactions	8,077	(2,396)
Inventories	5,005	(7,367)
Real estate held for sale	1,837	(902)
Accounts payable and accrued expenses	10,363	44,416
Provision for warranty costs	5,211	5,131
Future income taxes	(1,449)	(3,133)
Contract deposits, prepaid and other	(754)	174
Other	(2,420)	(4,327)

	24,302	4,755

Investing activities:
Net increase in loans	(2,064)	(11,649)
Purchases of long-term investments	—	(1,957)
Purchases of capital assets	(1,189)	—
Sales (purchases) of subsidiaries, net of cash (disposed) acquired	301	127
Capital into joint ventures, less distributions	903	1,460
Other	—	(278)

	(2,049)	(12,297)

Financing activities:
Net increase (decrease) in deposits	(8,588)	6,169
Borrowings	6,540	1,280
Debt repayments	(3,937)	(12,129)
Other	474	(75)

	(5,511)	(4,755)
Exchange rate effect on cash and cash equivalents	(12,232)	(9,435)

Net change in cash	4,510	(21,732)
Cash and cash equivalents, opening balance	196,085	221,354

Cash and cash equivalents, ending balance	$200,595	$199,622

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
(FORMERLY MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
(Unaudited)
Note 1. Basis of Presentation
The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) and its subsidiaries (the “Company”). The notes are stated in Canadian dollars, as rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.
Note 2. Nature of Business
The Company operates internationally in the engineering services industry, and specializes in industrial and engineering services and merchant banking. Currently, the Company provides industrial and engineering services to the cement, coal and mineral processing industries. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade and proprietary investing. The Company conducts business primarily through its subsidiaries.
Note 3. Earnings Per Share
The Company adopts the Canadian Institute of Chartered Accountants’ Accounting Handbook Section 3500, “Earnings Per Share”. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if-converted” method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under US generally accepted accounting principles.

The weighted average numbers of shares outstanding for the purposes of calculating earnings per share are as follows:

	2005	2004
For the nine months ended September 30:
Number of shares for basic earnings per share	13,602,260	13,490,337
Number of shares for diluted earnings per share	13,747,605	13,837,279

For the three months ended September 30:
Number of shares for basic earnings per share	13,629,935	13,671,732
Number of shares for diluted earnings per share	13,768,343	13,837,990
Note 4. Business Combination
In September 2005, the Company acquired 1,426,767 common shares in Sasamat Capital Corporation (“Sasamat”) for approximately $4.5 million, resulting in its equity interest in Sasamat increasing to 50.5%. The major asset of Sasamat is its approximately 34% equity interest in MFC Industrial Holdings AG which has been consolidated into the Company’s financial statements since April 2004. This acquisition was not considered as a material business combination. No goodwill nor other intangible assets were recorded as a result of this acquisition. Sasamat has been consolidated since its acquisition date.
Note 5. Segment Information
Effective from April 2004, the Company operates in two reportable business segments: financial services, and industrial and engineering services. The segments are managed separately because each business requires different production and marketing strategies.
Summarized financial information concerning the segments is shown in the following tables:

	Industrial				Industrial
	and				and
	engineering	Financial			engineering	Financial
	services	services	Corporate	Total	services	services	Corporate	Total
		Nine months ended				Nine months ended
(Unaudited)		September 30, 2005				September 30, 2004
Revenues from external customers	$273,269	$452,838	$3,309	$729,416	$135,137	$355,959	$171	$491,267

Intersegment revenues	202	1,047	194	1,443	52	442	452	946

Interest expense

External	2,823	3,606	146	6,575	2,493	2,612	317	5,422

Intersegment	206	89	615	910	55	250	492	797

Income (loss) before taxes and minority interests	21,093	16,243	(948)	36,388	12,616	24,678	(5,699)	31,595

	Industrial				Industrial
	and				and
	engineering	Financial			engineering	Financial
	services	services	Corporate	Total	services	services	Corporate	Total
		Three months ended				Three months ended
(Unaudited)		September 30, 2005				September 30, 2004
Revenues from
external customers	$116,003	$116,223	$90	$232,316	$84,584	$111,094	$39	$195,717

Intersegment revenues	61	448	54	563	52	146	107	305

Interest expense

External	764	1,273	44	2,081	1,599	658	94	2,351

Intersegment	93	29	193	315	27	32	198	257

Income (loss) before taxes and minority interests	4,136	3,167	(264)	7,039	5,746	2,965	(2,110)	6,601
There were no material change of total assets since December 31, 2004.
Note 6. Reporting Currency
The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.1611 as at September 30, 2005, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

News Release

ORDERS INCREASE 28% AND THIRD QUARTER RESULTS FOR 2005
HONG KONG, (November 14, 2005) . . . KHD Humboldt Wedag International Ltd. (the “Company”) (Nasdaq: KHDH) today reported its financial results for the nine months and the quarter ended September 30, 2005. All figures are in US dollars and earnings per share amounts are on a fully diluted basis.
For the first nine months of 2005, total revenues increased to $628.2 million from $388.7 million in the previous year nine-month period. Net income for the nine months of 2005 increased to $24.5 million, or $1.79 per share, from $23.2 million, or $1.69 per share in the prior year. Total expenses for the first nine months increased to $596.9 million, compared to $363.7 million in the previous year.
Revenues for the third quarter ended September 30, 2005 increased to $200.1 million, compared to $154.9 million in the third quarter of 2004. Net income for the 2005 third quarter was $5.2 million, or $0.38 per share, compared to $5.7 million, or $0.42 per share in the same quarter last year. Total expenses for the third quarter of 2005 increased to $194.0 million, compared to $149.6 million in the same quarter last year.
Order Intake for the year 2004 was $325 million. Through the third quarter of 2005, Order Intake was $310 million as compared to $280 million for the same period last year.
Backlog at the end of 2004 stood at $257 million and increased to $345 million at the close of the third quarter of 2005, compared to $270 million at the same time last year.
- MORE -

Contact Information:	Allen & Caron Inc	Rene Randall
	Joseph Allen (investors)	KHD Humbolt Wedag International Ltd
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -2-
There are several noteworthy characteristics of the Order Intake and Backlog. Only two of the orders received this year were in excess of $35 million. This demonstrates the strategic shift in the company’s policy of minimizing risk by focusing on core business, i.e., equipment design and supply contracts as opposed to turn-key contracts. Furthermore, the geographic origin of the orders is also significant. Through the third quarter of this year, as compared to this same point in time in 2004, Order Intake in Asia has increased from $33 million to $112 million; in North America from $6 million to $59 million.
Order Intake is defined as the total of all orders which are received during the respective period, while Order Backlog is defined as the amount of orders received but not yet fulfilled (for easy comparison, all amounts were translated from € to $ at 1.3536, the exchange rate prevailing on December 31, 2004).
The geographic breakdown of 2005 Order Intake may be summarized as 36% from Asia; 23% from North America; 25% from the Middle East and the balance primarily from Russia and Europe.
Commenting, Michael Smith, President of KHD Humboldt Wedag International Ltd., said “We are pleased to report the results for the nine-month and third quarter ended September 30, 2005. We feel that the Company is making a smooth transition to an industrial and engineering service company. We now employ approximately $234.8 million of our total assets to this segment.
The Company recognizes the need to diversify its customer base both geographically and market-wise, beyond the cement industry. Consequently, KHD is actively seeking strategically significant acquisition and/or partnership opportunities in the North America engineering market, particularly in the coal and minerals industries.”
Mr. Smith continued, “As September 30, 2005, the Company’s balance sheet had total assets of $507.7 million, shareholders’ equity of $239.7 million, with cash and short-term securities totaling $190.7 million. Our working capital stands at $182.5 million with long-term debt (less current portion) of only $9.6 million and our book value is $17.59 per share. These results and our geographical breakdown clearly demonstrates that KHD, while capitalizing on an expanding market, is also increasing market share in the world’s most dynamic economies.”
- MORE -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -3-
About KHD Humboldt Wedag International Ltd.
KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the Industrial and engineering services industry, and specializes in the cement, coal and mineral engineering services industries. The Company also owns companies that operate in the financial service industry, which include commodities trading and merchant banking. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com
Certain statements included herein are “forward-looking statements’” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Factors that could cause actual results to differ materially from anticipated results in connection with management’s belief that KHD Humboldt Wedag International Ltd.’s expansion into Asia and the Middle East will continue to see increasing opportunities for the Company include risks and uncertainties such as: general market conditions that may adversely impact revenue generated by the KHD Humboldt Wedag International Ltd.’s commodity trading business; the demand for products and services in China and other markets; the number of competitors with competitively priced products and services; the uncertainty of government regulation and politics in Asia and the Middle East and other markets; product development or other initiatives of the KHD Humboldt Wedag International Ltd.’s competitors; and other risks and uncertainties detailed in the KHD Humboldt Wedag International Ltd.’s 6-K and other reports filed with the Securities and Exchange Commission.
-FINANCIAL TABLES FOLLOW-
- MORE -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -4-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
as of September 30, 2005 and December 31, 2004
(unaudited)
(amounts in U.S. dollars; in thousands)

	2005	2004
ASSETS

Current assets

Cash and cash equivalents	$172,763	$179,231
Restricted cash	10,235	13,706
Securities	17,921	17,542
Loans	7,117	8,156
Receivables, commodities transactions	29,855	27,384
Receivables, industrial and engineering services	33,471	26,129
Receivables	26,325	28,014
Commodity investments	35,792	21,415
Inventories	8,699	9,155
Real estate held for sale	28,985	35,663
Future income tax assets	7,034	6,664
Contract deposits, prepaid and other	15,944	18,128

	394,141	391,187

Non-current assets

Securities	9,625	8,190
Loans	16,875	14,165
Properties, plant and equipment	12,993	18,368
Resource property	29,983	29,363
Goodwill	13,298	16,987
Future income tax assets	13,652	7,957
Equity method investments	17,170	15,362

	113,596	110,392

	$507,737	$501,579

- MORE -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -5-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS (con’t)
as of September 30, 2005 and December 31, 2004
(unaudited)
(amounts in U.S. dollars; in thousands)

	2005	2004
LIABILITIES

Current liabilities

Accounts payable and accrued expenses	$122,869	$132,944
Notes payable, commodities transactions	33,987	6,397
Notes payable, industrial and engineering services	3,609	8,866
Long-term debt, current portion	8,658	6,790
Deposits	17,965	38,653
Provision for warranty costs	11,878	9,672
Future income tax liability	12,700	5,213

	211,666	208,535

Long-term liabilities

Long-term debt, less current portion	9,590	11,950
Pension liabilities	27,375	30,568
Provision for warranty costs	1,393	1,295
Other long-term liabilities	456	1,030

	38,814	44,843

Total liabilities	250,480	253,378

Minority interest	17,508	24,352

SHAREHOLDERS’ EQUITY

Common stock	62,616	59,415
Equity component of convertible debt	126	121
Retained earnings	205,357	174,444
Cumulative translation adjustment	(28,350)	(10,131)

	239,749	223,849

	$507,737	$501,579

- MORE -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -6-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2005 and 2004
(unaudited)
(amounts in U.S. dollars; in thousand, except per share data)

	2005	2004
Revenue
Financial services	$100,175	$87,929
Industrial and engineering services	99,908	66,923

	200,083	154,852

Expenses
Financial services	90,727	77,163
Industrial and engineering services	88,280	54,776
General and administrative	13,221	15,830
Interest	1,792	1,860

	194,020	149,629

Income before income taxes	6,063	5,223
Recovery of income taxes	376	1,941

	6,439	7,164

Minority interests	(1,264)	(1,429)

Net income	$5,175	$5,735

Earnings per share
Basic	$0.38	$0.42

Diluted	$0.38	$0.42

Weighted average shares outstanding (000’s)
Basic	13,630	13,672

Diluted	13,768	13,838
- MORE -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -7-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2005 and 2004
(unaudited)
(amounts in U.S; dollars in thousand, except per share data)

	2005	2004
Revenue
Financial services	$392,858	$281,771
Industrial and engineering services	235,354	106,921

	628,212	388,692

Expenses
Financial services	351,182	238,258
Industrial and engineering services	188,287	83,493
General and administrative	51,741	37,653
Interest	5,663	4,290

	596,873	363,694

Income before income taxes	31,339	24,998
(Provisions for) recovery of income taxes	(2,427)	1,468

	28,912	26,466

Minority interests	(4,387)	(3,275)

Net income	$24,525	$23,191

Earnings per share
Basic	$1.80	$1.72

Diluted	$1.79	$1.69

Weighted average shares outstanding (000’s)
Basic	13,602	13,490

Diluted	13,748	13,837
- MORE -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS THIRD QUARTER RESULTS FOR 2005

Page -8-
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FINANCIAL SUMMARY
as of September 30, 2005 and December 31, 2004
(unaudited)
(amounts in U.S. dollars; in thousand, except per share data and ratios)

	2005	2004
Cash and cash equivalents	$172,763	$179,231

Short-term securities	17,921	17,542

Working capital	182,475	182,652

Total assets	507,737	501,579

Long-term debt, less current portion	9,590	11,950

Shareholders’ equity	239,749	223,849

Book value per share	17.59	16.49

Current ratio	1.86	1.88

Long-term debt to equity ratio	0.04	0.05
# # # #

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
/s/ Michael J. Smith
Michael J. Smith, President
Date: November 14, 2005